March 18, 2019

Lei Sun
Chairman of the Board and Chief Executive Officer
9F Inc.
40/F Wangjing Soho T3
Chaoyang District, Beijing 100102
People's Republic of China

       Re: 9F Inc.
           Amendment No. 3 to
           Draft Registration Statement on Form F-1
           Submitted March 6, 2019
           CIK No. 0001619544

Dear Mr. Sun:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2019 letter.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form F-1 Submitted March 6, 2019

Prospectus Summary, page 1

1. We note your response to comment 1. Please revise your Prospectus Summary to disclose in sum and substance that facilitating consumer loan products accounted for 90% of your net revenues and that offering wealth management products accounted for less than 10%
       of your net revenues, for all periods presented. This material information appears necessary to provide investors with sufficient context for the relative importance of each to your business and financial operations. Refer to Instruction to [Item] 503(a) of
 Lei Sun
FirstName LastNameLei Sun
9F Inc.
Comapany2019
March 18, Name9F Inc.
March 18, 2019 Page 2
Page 2
FirstName LastName
         Regulation S-K for guidance. Furthermore, we note your revised disclosure that you are the "largest online wealth management platform in terms of transaction volume in 2018."
         Please revise to confirm that this is based on your relative market share based on wealth management product transactions only, rather than the transaction volume of your entire platform. If not, please revise consistent with the foregoing and make corresponding revision on page 6.
Conventions that Apply to this Prospectus, page 11

2. We note your response to comment 4 in our letter dated February 14, 2019. Please disclose the following related to the loans transferred to non-performing loan companies:

             Quantify the total loans transferred to non-performing loan companies in the periods presented;

             Quantify the loans transferred to non-performing loan companies in each of the delinquent loan categories (15-30 days, 31-60 days, 61-90 days, 91-180 days) at the time of transfer in the periods presented; and

             Quantify the delinquency rates in each of the delinquent loan categories (15-30 days,
             31-60 days, 61-90 days, 91-180 days) if the delinquent loans transferred to non-
             performing loans companies were included in the delinquent loan categories in the periods presented.
Non-GAAP Financial Measure, page 19

3. We note your response to comment 5 in our letter dated February 14, 2019. Since you appear to be netting the tax effect of share-based compensation expenses within the
         "Effect of different tax rates of subsidiaries operating in other jurisdictions" line item, please revise your next amendment to disclose the tax effect of the share-based compensation expenses gross in your income tax disclosures on page F-41 and F-101 and in your Non-GAAP disclosures on page 19. Please refer to ASC
740-10-50.
Risk Factors, page 21

4. We note your disclosure in Risk Factors, starting on page 23, that in February 2017, you received a 2017 Rectification Notice from the Beijing Rectification Office, which deemed that Jiufu Puhui's business operations were not in full compliance with applicable laws and regulations. Please revise your next amendment to disclose in greater detail how you are not in compliance with applicable laws and regulations related to:
(a) lack of certain
         internal control rules, (b) failure to provide adequate information disclosure, and (c) the balance of loans borrowed by the same individual exceeding statutory borrowing limit.
         Please also discuss the specific measures you have implemented in response to the non-
         compliance and the specific measures that you still need to implement to be in compliance
 Lei Sun
FirstName LastNameLei Sun
9F Inc.
Comapany2019
March 18, Name9F Inc.
March 18, 2019 Page 3
Page 3
FirstName LastName
         with applicable laws and regulations, including whether or not you anticipate any material impact to your financial statements resulting from this notice and/or current and future implemented measures to become compliant.
Business
Sales and Marketing, page 182

5. We note your response to comment 8 in our letter dated February 14, 2019. We further note that 82% and 98% of your total revenues in connection with online sales of third-
         party merchandise fall under the Second Arrangement where the Merchant Partners are not directly connected to One Card Mall. Please tell us if there were any instances in the periods presented where you listed merchandise for sale on your online platform at a price different from the price proposed by the Merchant Partners without first coming to an agreement on a negotiated price. If so, please tell us the revenues recognized on these sales in the periods presented.
Transactions with Certain Directors and Senior Management and Entities Controlled by our
Directors and Senior Management, page 229

6. We note you response to the third bullet of comment 3. Please revise to disclose Mr.
         Sun's relationship with and interest in Zhuhai Hengqin Flash Cloud Payment Information
         Technology Limited and delete "third-party" from your description of the payment services provided by this related party. Please make corresponding revisions with respect to Huoerguosi Flash Cloud Payment Information Technology Limited in the following paragraph.
Consolidated Financial Statements For the Years Ended December 31, 2016 and
2017
Notes to Consolidated Financial Statements
Note 21. Restatements, page F-56

7. We note your response to comment 12 in our letter dated February 14, 2019. Please revise your next amendment to disclose the following:

             How you discovered the three errors that relate to revenue recognition and the recording of sales and marketing expenses; and

             What specific steps you have taken to address the internal control significant deficiencies and material weaknesses related to the application of ASC 606. Please be detailed and thorough in your description.
 Lei Sun
9F Inc.
March 18, 2019
Page 4

        You may contact David Irving, Staff Accountant, at (202) 551-3321 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                           Sincerely,
FirstName LastNameLei Sun
                                                           Division of
Corporation Finance
Comapany Name9F Inc.
                                                           Office of Financial
Services
March 18, 2019 Page 4
cc:       Z. Julie Gao, Esq.
FirstName LastName